                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                Lend Lease Hyperion High-Yield CMBS Fund, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, Par value $0.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                Not applicable
               ----------------------------------------------
                                (CUSIP Number)

     Ellen Oster, Esq., 767 Fifth Avenue, New York, NY 10153,(212)418-6126
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                March 16, 2000
       ----------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See(S)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------                             -----------------------
CUSIP NO.  N/A                          13D            Page 2 of 15 Pages
--------------------------                             -----------------------

------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSON

               General Motors Employes Global Group Pension Trust

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:

------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a) [_]

                                                               (b) [_]

------------------------------------------------------------------------------
3   SEC USE ONLY


------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    OO
------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)
                                                                  [_]

------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,097,706 shares, with a commitment to acquire
                          3,869,048 additional shares (See Item 5 below)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                         0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,097,706 shares, with a commitment to acquire
                          3,869,048 additional shares. (See Item 5 below)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,097,706 shares, with a commitment to acquire 3,869,048 additional shares. (See Item 5 below)

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                       [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1,097,706 shares represent 92% of the issued and outstanding shares as of the date of filing.
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      EP
------------------------------------------------------------------------------

-------------------------                             -------------------------
CUSIP NO.                         13D                 Page 3 of 15 Pages
-------------------------                             -------------------------
------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSON

            General Motors Investment Management Corporation

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 382903925
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a) [_]

                                                               (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

      OO
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                        [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,097,706 shares, with a commitment to acquire
                          3,869,048 additional shares. (See Item 5 below)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,097,706 shares, with a commitment to acquire
                          3,869,048 additional shares. (See Item 5 below)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,097,706 shares, with a commitment to acquire, 3,869,048 additional shares. (See Item 5 below)

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (SEE INSTRUCTIONS)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1,097,706 shares represent 92% of the issued and outstanding shares as of the date of filing.
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      IA, CO
------------------------------------------------------------------------------

-------------------------                                 --------------------
CUSIP NO. N/A                       13D                   Page 4 of 15 Pages
-------------------------                                 --------------------

------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSON

          General Motors Trust Company

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:
------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a) [_]

                                                               (b) [_]
------------------------------------------------------------------------------
 3   SEC USE ONLY

 ------------------------------------------------------------------------------
 4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     OO
------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                        [_]

------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New Hampshire
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,097,706 shares, with a commitment to acquire
                          3,869,048 additional shares. (See Item 5 below)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,097,706 share, with a commitment to acquire
                          3,869,048 additional shares. (See Item 5 below)
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,097,706 shares, with a commitment to acquire 3,869,048 additional shares (See Item 5 below)
------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      (SEE INSTRUCTIONS)                                             [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1,097,706 shares represent 92% of the issued and outstanding shares as of the date of filing.
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      BK
------------------------------------------------------------------------------

------------------                                    ---------------------
CUSIP No. N/A                      13D                Page 5 of 15 Pages
------------------                                    ---------------------

Item 1.  Security and Issuer

   This statement relates to shares of common stock, par value $0.01 per share (the "Shares") of Lend Lease Hyperion High-Yield CMBS Fund, Inc. ("Issuer" or "Fund") with its principal executive offices at c/o Lend Lease Hyperion Capital Advisors, L.L.C., One Liberty Plaza, New York, New York 10006-1404.


Item 2.  Identity and Background

     (a) This Statement is filed by: General Motors Employes Global Group Pension Trust, (the "Trust") a trust formed pursuant to the laws of the State of New York under and for the benefit of certain employee benefit plans of General Motors Corporation ("GM"), Delphi Automotive Systems ("Delphi") and their respective affiliates (the "Plans"); General Motors Investment Management Corporation, a Delaware corporation ("GMIMCo"); and General Motors Trust Company, a chartered trust company formed pursuant to the laws of the State of New Hampshire which is the trustee with respect to the Trust ("GMTC"). The Trust, GMIMCo and GMTC are referred to herein as the "Reporting Persons."

     (b) The business address of the Trust is 767 Fifth Avenue, New York, New York 10153. The business address of GMIMCo is 767 Fifth Avenue, New York, New York 10153. The business address of GMTC is 767 Fifth Avenue, New York, New York 10153. The business address of GM, a Delaware corporation engaged in automobile manufacturing, is 300 Renaissance Center, Detroit, Michigan 48265-3000.

     (c) The assets of the Trust including the Shares are held by GMTC, acting as trustee (the "Trustee"). GMTC maintains the assets of the Trust and retains investment managers, including GMIMCo. Pursuant to the investment management agreement, GMIMCo has the power to vote and dispose of the Shares. GMIMCo is a wholly-owned subsidiary of GM, the principal business of which is providing investment advice and investment management services with respect to the assets of certain employee benefit plans of GM, Delphi and their respective affiliates and with respect to the assets of certain subsidiaries of GM and associated entities. GMTC is a wholly-owned subsidiary of GM, the principal business of which is providing trust and investment management services.

         Appendix A, which is incorporated herein by reference, sets forth the following information with respect to the executive officers and directors of each of GM and the Reporting Persons: (i) name, (ii) business address, and
(iii) present principal occupation or employment and the name, principal business and address of any corporation or organization in which such employment is conducted.

     (d) During the past five years, none of the Reporting Persons, GM or, to the best knowledge of the Reporting Persons, any of the persons identified on Appendix A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of the Reporting Persons, GM or, to the best knowledge of the Reporting Persons, any of the persons identified on Appendix A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) To the best knowledge of GM, each of its executive officers and directors is a United States citizen, other than Nobuyuki Idei, who is a citizen of Japan, Percy N. Barnevik, who is a citizen of Sweden, and Eckhard Pfeiffer, who is a citizen of Germany. The Trust has no executive officers or directors. To the best knowledge of GMIMCo, each of its executive officers and directors is a United States citizen other than Tony Duen-Li Kao, who is a citizen of Taiwan and J. Desmond MacIntyre, who is a dual citizen of the United States and the Republic of Ireland. To the best knowledge of GMTC, each of its executive officers and directors is a United States citizen other than Tony Duen-Li Kao, who is a citizen of Taiwan and J. Desmond MacIntyre, who is a dual citizen of the United States and the Republic of Ireland.


Item 3.  Source and Amount of Funds or Other Consideration

     The Trust has paid $11 million to the Fund and has committed to pay an additional $39 million in exchange for shares common stock (as described in Item
5). The source of the consideration is the assets of certain of the Plans.


Item 4.  Purpose of Transaction

     The purpose of this transaction is to acquire an interest in a non-diversified closed-end management investment company whose investment objective is to provide high total return by investing in securities backed by real estate debt. As of April 7, 2000, GMTC managed for the benefit of the Trust an aggregate of 1,097,706 Shares, representing 92% of the 1,191,731 then issued and outstanding shares. Pursuant to a subscription agreement dated March 15, 2000 (the "Subscription Agreement"), the Trust has committed to pay the Fund an additional $39 million in one or more payments prior to the termination of the Fund. (See Item 5 below)

     Except as set forth herein, none of the Reporting Persons, GM or, to the best knowledge of the Reporting Persons, any person identified on Appendix A has any plans or proposals that would result in or relate to any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

     The various trusts established under the Plans invest in a variety of investment media, including publicly traded and privately placed securities. Such investments could include Shares and/or other securities of the Issuer in addition to those referred to in this statement ("Additional Securities"). The investment and voting decisions regarding any Additional Securities which might be owned by such trusts are made by the trustees thereof or unrelated investment managers, who, in so acting, act independently of GMIMCo and /or GMTC (although the appointment of such investment managers is subject to authorization of and termination by GMIMCo) and/or GMTC. No information regarding any such holdings by such trusts under the Plans is contained in this statement.

------------------                                          -------------------
CUSIP No. N/A                       13D                     Page 6 of 15 Pages
------------------                                          -------------------

Item 5.  Interest in Securities of the Issuer

         (a)-(b) On April 7, 2000, GMTC managed for the benefit of the Trust an aggregate of 1,097,706 Shares, representing approximately 92% of the 1,191,731 then issued and outstanding Shares. Pursuant to the Subscription Agreement, the Trust has committed to pay the Fund an additional $39 million in one or more payments, as required by the Fund, in exchange for Shares. Pursuant to the Subscription Agreement, the Fund may require payment at any time prior to the termination date of the Fund. The termination date of the Fund is expected to be December 31, 2001, unless more than 75% of the Fund's shareholders agree to extend the Fund's duration. The number of Shares of common stock the Trust will receive upon payment(s) pursuant to the Subscription Agreement will be determined by the then current net asset value of the Shares. As of the date of this filing, based on the net asset value of the Shares as of March 31, 2000, the payment of the full $39 million commitment would result in the acquisition by the Trust of 3,869,048 more Shares. As of the date of this statement, each of the Trust, by virtue of its ownership of the Shares, and GMIMCo and GMTC, by virtue of their shared voting and dispositive power over the Shares, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act")) all Shares the Trust has and may acquire. Pursuant to Rule 13d-4, the Reporting persons expressly declare that the filing of this statement shall not be construed as an admission that any such Person is, for the purposes for (S)(S)13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

         Neither GM nor, to the best knowledge of the Reporting Persons, any of the persons named in Appendix A owns beneficially (as that term is defined in Rule 13d-3 under the Act) any Shares.

         (c) None of the Reporting Persons, GM or, to the best knowledge of the Reporting Persons, any person named in Appendix A, has effected any transactions in the Shares during the past 60 days.

         (d) GMIMCo as the named fiduciary of the Plans with respect to investments has the authority to direct the Trustee to make payments from the Trust (which may include dividends from or proceeds from the sale of Shares held by the Trust) to other trusts under the Plans and to other persons.

         (e)  Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Other than the Subscription Agreement and the other agreements described in Item 4 or Item 5 above, there are no contracts, arrangements, understandings, or relationships between GM, the Trust, GMIMCo or GMTC or, to the best of its knowledge, any executive officer or director of GM, the Trust, GMIMCo or GMTC and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to Be Filed as Exhibits

EXHIBIT 1 Subscription Agreement dated March 15, 2000, between General Motors Employes Global Group Pension Trust and Lend Lease Hyperion High-Yield CMBS Fund, Inc.

EXHIBIT 2 Joint Filing Agreement dated April [__], 2000, between the Reporting Persons pursuant to Rule 13d-1(k) under the Act.

--------------------                                        -------------------
CUSIP No, N/A                           13D                 Page 7 of 15 Pages
--------------------                                        -------------------

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                         GENERAL MOTORS EMPLOYES GLOBAL GROUP PENSION TRUST (by General Motors Trust Company, as trustee)



                         By: __________________________________
                              Name:   Tony Duen-Li Kao
                              Title:  Managing Director, North American Fixed
                                      Income, General Motors Trust Company


Date: April [__], 2000.

------------------                                         ---------------------
CUSIP No. N/A                  13D                         Page 8 of 15 Pages
------------------                                         ---------------------

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       GENERAL MOTORS INVESTMENT MANAGEMENT
                                       CORPORATION



                                       By:  __________________________________
                                                Name:  Tony Duen-Li Kao
                                                Title:  Managing Director,
                                                North American Fixed Income


Date: April [__], 2000.

-------------------                                         -------------------
CUSIP No, N/A                         13D                   Page 9 of 15 Pages
-------------------                                         -------------------

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        GENERAL MOTORS TRUST COMPANY



                                        By:  __________________________________
                                                  Name:  Tony Duen-Li Kao
                                                  Title: Managing Director,
                                                         North American Fixed
                                                         Income


Date: April [__], 2000.

-------------------                                      -----------------------
CUSIP No. N/A                     13D                    Page 10 of 15 Pages
-------------------                                      -----------------------

                                 EXHIBIT INDEX

EXHIBIT 1 Subscription Agreement dated March 15, 2000, between General Motors Employes Global Group Pension Trust and Lend Lease Hyperion High-Yield CMBS Fund, Inc.

EXHIBIT 2 Joint Filing Agreement dated April [__], 2000, between the Reporting Persons pursuant to Rule 13d-1(k) under the Act.

--------------------                                       ---------------------
CUSIP No. N/A                        13D                   Page 11 of 15 Pages
--------------------             SCHEDULE I                ---------------------


                      DIRECTORS AND EXECUTIVE OFFICERS OF
                          GENERAL MOTORS CORPORATION

     The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of General Motors Corporation is set forth below. Unless otherwise specified, the business address of each person listed below is 300 Renaissance Center, Detroit, Michigan 48265-3000.

NAME AND BUSINESS ADDRESS              POSITION WITH GM            PRINCIPAL OCCUPATION, IF OTHER THAN
                                                                   AS EXECUTIVE OFFICER OF GM
Percy N. Barnevik                      Director                    Chairman, ABB Ltd.
ABB Ltd.
Affolternstasse 44
Box 8131
CH-8050 Zurich, Switzerland

John H. Bryan                          Director                    Chairman and Chief Executive
Sara Lee Corporation                                               Officer, Sara Lee Corporation
Three First National Plaza, 46/th/ Fl.
Chicago, Il 60602-4260

Thomas E. Everhart                     Director                    Professor Emeritus and Professor of
California Institute of Technology                                Electrical Engineering and Applied
1200 E. California Blvd.                                          Physics, California Institute of
Mail Code 202-31                                                  Technology
Pasadena, CA 91125

Charles T. Fisher III                  Director
100 Renaissance Center
Suite 3520
Detroit, MI 48243-7301

John D. Finnegan                       Executive Vice President;
                                       Chairman and President,
                                       General Motors
                                       Acceptance Corporation

George M. C. Fisher                    Director                    Chairman of the Board, Eastman
Eastman Kodak Company                                              Kodak Company
343 State Street
Rochester, NY 14650-0229

Nobuyuki Idei                          Director                    President and CEO, Sony Corporation
Sony Corporation
6-735 Kitashinagawa
Shinagawa-ku Tokyo 141-0001

Karen Katen                            Director                    President, Pfizer U.S.
Pfizer Inc.                                                        Pharmaceuticals Group; Executive
235 East 42/nd/ Street                                             V.P., Pfizer Pharmaceuticals Group;
New York, NY 10017-5755

J. Michael Losh                        Executive Vice President;
                                       Chief Financial Officer

J. Willard Marriott, Jr.               Director                    Chairman and Chief Executive
Marriott International, Inc.                                      Officer, Marriott International,
One Marriott Drive                                                Inc.
Washington, D.C. 20058

--------------------                                      ---------------------
CUSIP No. N/A                        13D                   Page 12 of 15 Pages
--------------------                                      ---------------------

NAME AND BUSINESS ADDRESS             POSITION WITH GM            PRINCIPAL OCCUPATION, IF OTHER THAN
                                                                  AS EXECUTIVE OFFICER OF GM
Ann D. McLaughlin                     Director                    Chairman, The Aspen Institute
The Aspen Institute
133 New Hampshire Ave, NW
Suite 1070
Washington, D.C. 20036

Harry J. Pearce                       Vice Chairman of the Board

Eckhard Pfeiffer                      Director

John G. Smale                         Director                    Retired Chairman, The Procter &
The Procter & Gamble Company                                      Gamble Company
P.O. Box 599
Mailbox #16
Cincinnati, OH 45201-0599

John F. Smith, Jr.                    Chairman of the Board and
                                      Chief Executive Officer

Louis W. Sullivan                     Director                    President, Morehouse School of
Morehouse School of Medicine                                      Medicine
720 Westview Drive, S.W.
Atlanta, GA 30310-1495

G. Richard Wagoner, Jr.               President, Chief Operating
                                      Officer and Director

Dennis Weatherstone                   Director                    Retired
c/o J. P. Morgan & Co., Incorporated
60 Wall Street, 21/st/ Floor
New York, NY 10260

Ronald L. Zarrella                    Executive Vice President;
                                      President, GM North America

--------------------                                       ---------------------
CUSIP No. N/A                        13D                   Page 13 of 15 Pages
--------------------             SCHEDULE I                ---------------------


                      DIRECTORS AND EXECUTIVE OFFICERS OF
               GENERAL MOTORS INVESTMENT MANAGEMENT CORPORATION


     The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of General Motors Corporation is set forth below. Unless otherwise specified, the business address of each person listed below is 767 Fifth Avenue, New York, New York 10153.

NAME AND BUSINESS ADDRESS             POSITION WITH GMIMCo                   PRINCIPAL OCCUPATION, IF OTHER THAN
                                                                             AS EXECUTIVE OFFICER OF GMIMCo

W. Allen Reed                          Chairman of the Board of Directors
                                       and President and Chief Executive
                                       Officer

Thomas E. Dobrowski                    Director and Managing Director,
                                       Real Estate and Alternative
                                       Investments

Margaret M. Eisen                      Director and Managing Director,
                                       North American Equities

Charles G. Froland                     Director and Managing Director,
                                       Private Market Investments

David F. Holstein                      Director and Managing Director,
                                       International Investments

Tony Duen-Li Kao                       Director and Managing Director,
                                       North American Fixed Income

Michael E. Klehm                       Director and Chief Operating Officer

R. Charles Tschampion                  Director and Managing Director,
                                       Investment Strategy and Defined
                                       Contribution Plans

B. Jack Miller                         Director and Vice President,
                                       Business Development

J. Desmond Mac Intyre                  Vice President Financial
                                       Accounting, Chief Financial
                                       Officer, Treasurer, and Chief
                                       Information Officer

Edgar J. Sullivan                      Vice President, Investment Research

Susan G. Ezrati                        Chief Investment Officer, GM
                                       Subsidiaries

--------------------                                       ---------------------
CUSIP No. N/A                        13D                   Page 14 of 15 Pages
--------------------             SCHEDULE I                ---------------------

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                         GENERAL MOTORS TRUST COMPANY


     The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of General Motors Trust Company is set forth below. Unless otherwise specified, the business address of each person listed below is 767 Fifth Avenue, New York, NY 10153.

NAME AND BUSINESS ADDRESS            POSITION WITH GMTC                    PRINCIPAL OCCUPATION, IF OTHER THAN
                                                                           AS EXECUTIVE OFFICER OF GMTC
W. Allen Reed                        Chairman of the Board of Directors,
                                     Chief Executive Officer and Trust
                                     Committee Member

Thomas E. Dobrowski                  Managing Director, Real Estate and
                                     Alternative Investments, and Audit
                                     Committee Member

Margaret M. Eisen                    Managing Director, North American
                                     Equities and Trust Committee Member

Charles G. Froland                   Managing Director, Private Market
                                     Investments

David F. Holstein                    Managing Director, International
                                     Investments

Tony Duen-Li Kao                     Managing Director, North American
                                     Fixed Income and Trust Committee
                                     Member

Michael E. Klehm                     Director and Chief Operating
                                     Officer and Trust Committee Member

R. Charles Tschampion                Director, Managing Director,
                                     Investment Strategy and Asset
                                     Allocation, Managing Director,
                                     Defined Contribution Plans and
                                     Trust Committee Member

B. Jack Miller                       Director and Vice President,
                                     Business Development

J. Desmond Mac Intyre                Director, Vice President Financial
                                     Accounting, Chief Financial
                                     Officer, Treasurer, and Chief
                                     Information Officer

Edgar J. Sullivan                    Vice President, Investment Research
                                     and Trust Committee Member

Susan G. Ezrati                      Chief Investment Officer, GM
                                     Subsidiaries and Trust Committee
                                     Member

Peter X. Sickinger                   Vice President, Compliance Officer
                                     and Audit Committee Member

Patricia M. McDonald                 Secretary, Vice President,
                                     Performance Analytics and Audit
                                     Committee Member